FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 10, 2003

Commission File Number: 333-13096

DRAX HOLDINGS LIMITED

Drax Power Station
P.O. Box 3
Selby
North Yorkshire
YO8 8PQ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

1. Press Release dated December 10, 2003.
SIGNATURES

DRAX HOLDINGS LIMITED

Index

Item

1.     Press Release dated December 10, 2003.

FORWARD-LOOKING STATEMENTS

     Certain statements included in this report are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “intends,” “will,” “should” or “anticipates” or the negative forms of other variations of these terms or comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other factors in this report, and you should also review “Key Information—Risk Factors” and “ Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2003, as amended on Form 20-F/A as filed with the SEC on November 17, 2003, which we incorporate by reference herein.

     You should also consider, among others, the following important factors:

•	general economic and business conditions in the UK;

•	changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements (“NETA”). NETA was implemented on March 27, 2001;

•	general industry trends;

•	changes to the competitive environment;

•	power prices and resource availability and pricing;

•	changes in business strategy, development plans or vendor relationships in the market for power in the UK;

•	that Drax Power Limited’s principal hedging arrangement relating to power sales has been terminated, and accordingly, Drax Power Limited is currently operating the Drax Power Station as a fully-merchant plant;

•	that since December 12, 2002, we are operating under standstill arrangements with, inter alia, certain of our senior creditors, which are scheduled to terminate on December 31, 2003;

•	availability, terms and deployment of capital;

•	interest rate volatility;

•	changes in currency exchange rates, inflation rates and conditions in financial markets;

•	availability of qualified personnel;

•	a change in the interpretation of tax laws in the relevant jurisdictions; and

•	the recoverability of amounts due to Drax Power Limited from TXU Europe Energy Trading Limited and/or TXU Europe Group plc pursuant to the long-term power purchase agreement and associated guarantee.

     These forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so.

ITEM 1

PRESS RELEASE

For immediate announcement	10 December 2003

Drax Holdings Limited

Announcement of results of Court Meetings and Cash Elections

Results of Court Meetings

Drax Holdings Limited (“the Company”) is pleased to announce that, at the Court Meetings of creditors of the Company and InPower Limited held earlier today, resolutions approving the schemes of arrangement of the Company and InPower Limited to implement the financial restructuring as described in the scheme document posted on 17 November 2003 (“the Schemes”) were passed by the requisite majorities of those entitled to attend and vote at the meeting.

Of those present and voting on the Drax Holdings Scheme, Scheme Creditors representing 99.04% in value (holding £1,214,001,421 of Scheme Claims) voted in favour of the restructuring (representing 98.22% by value of those entitled to vote). The resolution to approve the InPower Scheme was passed unanimously.

The scheme of arrangement of the Company is still subject, amongst other things, to the approval of the High Court of Justice of England and Wales at a hearing which is due to take place on 17 December 2003, and the approval of the Grand Court of the Cayman Islands at a hearing which is due to take place on 15 December 2003.

The associated scheme of arrangement of InPower Limited is still subject, amongst other things, to the approval of the High Court of Justice of England and Wales at a hearing which is due to take place on 17 December 2003, and the approval of the Royal Court of Jersey at a hearing which is due to take place on 19 December 2003.

It is currently expected that the Schemes will become effective on 22 December 2003, and distribution of the consideration under the Schemes will commence shortly thereafter.

Results of Cash Elections

The Company further announces that, following the close of the period during which creditors had the option to elect for cash instead of a proportion of their restructured debt:

•	valid elections have been made or deemed to be made for cash under the A Cash Election in respect of £1,271,613 in principal value of A2 Debt at 71% and £239,985 in principal value of A3 Debt at 1% (representing 0.28% of the total A2 and A3 Debt to which creditors were entitled), resulting in cash payments to be made to creditors of £905,245; and

•	valid elections have been made or deemed to be made for cash under the B Cash Election in respect of £935,465 in principal value of B Debt at 55% (representing 0.28% of the total B Debt to which creditors were entitled), resulting in cash payments to be made to creditors of £514,506.

The amount of available project funds has been calculated by the Company and certified by PricewaterhouseCoopers LLP at £31,200,000. Consequently, the Company will provide all the funding of £905,245 in respect of the A Cash Election, resulting in a deleveraging of the Company’s balance sheet by £1,511,597. In accordance with the cashflow provisions set out in the scheme document, the balance of available project funds will be used: (i) to fund in full the A2 Debt service reserve account; (ii) to make payments in full of interest on A3 Debt in respect of the period from 1 July 2003 to 31 December 2003; and (iii) to fund in part the A3 Debt service reserve account.

In accordance with the terms of its offer, International Power plc (“IPR”) will not be called upon to provide any funding in respect of the A Cash Election and consequently will not become entitled to any A2 Debt or A3 Debt, nor to receive any ordinary shares in Drax Group Limited on completion. However IPR will provide the funding of £514,506 required in respect of the B Cash Election and consequently will on completion of the restructuring acquire £935,000 in principal value of B Debt.

Pursuant to the terms of its offer, IPR will receive up to £0.5 million in respect of its legal and tax advisers’ fees and a one-off payment of £2 million as compensation for its contribution to the restructuring process, but will not be entitled to appoint a director to the Board of Drax Group Limited, nor to receive any support or other fees in the future.

Gordon Horsfield, Chairman of Drax Holdings, said “I am pleased that the Drax creditors have overwhelmingly confirmed their support for the financial restructuring, which is on track for completion before Christmas. We thank International Power for its support during our restructuring process.”

END

For further information please contact:

Buchanan Communications:

Judith Parry                 Tel: +44 (0)1943 883990
Kelly-Ann French

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DRAX HOLDINGS LIMITED

Date: December 10, 2003	By:	/s/ Gordon Horsfield

Director

Date: December 10, 2003	By:	/s/ Gerald Wingrove

Director